Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Lisa A. Morgan

DIRECT LINE: 202.383.0523

E-mail: lisa.morgan@sutherland.com

March 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:   Fidus Investment Corporation – Preliminary Proxy Statement

Dear Sir or Madam:

On behalf of Fidus Investment Corporation (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on March 2, 2017.

If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Lisa A. Morgan

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.